SMSA GAINESVILLE ACQUISITION CORP.
174 FM 1830
Argyle, Texas 76226
972-233-0300

December 4, 2009

United States Securities and Exchange Commission
H. Christopher Owings
Assistant Director
100 F Street, NW
Washington, D.C. 20549

Mail Stop 3561

Re:	SMSA Crane Acquisition Corp.
Registration Statement on Form 10
Filed October 8, 2009
File No. 0-53800

SMSA Gainesville Acquisition Corp.
Registration Statement on Form 10
Filed October 21, 2009
File No. 0-53803

Dear Mr. Owings:

This letter is in response to the comments in the Staff’s letter (the “Comment Letter”) dated November 4, 2009 regarding the above filing of SMSA Crane Acquisition Corp. and SMSA Gainesville Acquisition Corp. Registration Statements on Form 10. We have withdrawn the SMSA Crane Acquisition Corp. Registration Statement on Form 10. The following responses to the Staff’s Comment Letter are made on behalf of SMSA Gainesville Acquisition Corp. (the “Company” or SMSA Gainesville”). We have filed Amendment No. 1 to Registration Statement on Form 10 on December 4, 2009 (Amended Form 10) which reflects the revisions to the disclosure in the Amended Form 10 and revisions to the Company’s financial statements in response to the Comment Letter. We also updated the disclosure in the Amended Form 10 to a current date as necessary. We have restated each Staff comment (in bold) and then provided our response to the Comment. The Company supplementally advises the Staff as follows:

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December 4, 2009

SMSA Crane Acquisition Corp.

1.

Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on October 8, 2009, your filing will become effective on December 7, 2009. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:

On November 23, 2009 we filed with the Commission a request to withdraw SMSA Crane Acquisition Corp.’s Registration Statement on Form 10. We acknowledge that the SMSA Gainesville’s Registration Statement will become effective on December 21, 2009. The responses in this letter are made on behalf of SMSA Gainesville.

Item 1. Description of Business, page 4

History, page 4

2.

Please disclose whether Halter Financial Group, Inc. had any business dealing or relationship with the SMS Companies prior to the bankruptcy proceeding. Please also disclose how HFG became involved with the SMS Companies’ bankruptcy proceeding.

Response:

We have made the requested disclosure in the first paragraph under the subsection, Plan of Reorganization, on page 4 of the Amended Form 10.

Plan of Reorganization, page 4

3.

We note that Halter Financial Group, Inc. provided $115,000 to be used to pay professional fees associated with the bankruptcy plan confirmation process and, in return, was granted an option to be repaid through the issuance of equity securities in 23 of the SMS Companies. In this regard, we note that HFG exercised the option and received approximately 80% of your outstanding common shares. Please disclose the 23 SMS Companies in which HFG received equity securities. Also, please disclose whether exercising the option provided HFG with separate equity securities in any or all of the other of the 23 SMS Companies and, if so, disclose the amount and percentage of shares granted to HFG in each company. Further, please disclose whether any or all of the other companies have the same or similar business plans to your business plan.

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December 4, 2009

Response:

We have disclosed each of the 23 SMS Companies and their respective post confirmation dates on pages 5 and 6 of the Amended Form 10. We have disclosed in the second paragraph on page 5 of the Amended Form 10 that HFG will receive the same equity securities and a similar percentage of the equity securities in each of the 23 SMS Companies that HFG received in SMSA Gainesville. As disclosed in the seventh paragraph on page 5 of the Amended Form 10, each SMS Company will have the same business plan as SMSA Gainesville.

4.

Please disclose how the $115,000 payment associated with the bankruptcy proceeding of the SMS companies was distributed among the 23 SMS Companies for professional fees, if possible. Also, please clarify whether Halter Financial Group, Inc. will be able to recoup all or part of the payment in the event that you do not consummate a business combination pursuant to the plan confirmation order.

Response:

We are unable to specifically determine how the $115,000 was utilized. Generally, the $115,000 was used by the Trustee to pay administrative expenses, including attorney fees and other fees, which were incurred during the structuring and implementation of the Plan. We have disclosed in the second paragraph on page 5 of the Amended Form 10, that HFG will not recoup all or any part of the $115,000 payment.

5.

We note your disclosure on page four that Timothy P. Halter and Halter Financial Group, Inc. will assist with the implementation of your business plan. Please provide an estimate of the number of hours per week that Mr. Halter will devote to brokering a business combination for you.

Response:

Mr. Halter is unable to estimate with any certainty or accuracy the number of hours per week he will devote to brokering a business combination. However, as disclosed in the second paragraph on page 6 and in the second paragraph on page 13 of the Amended Form 10, Mr. Halter will devote as much of his time to the business of SMSA Gainesville as he deems necessary to assist with the implementation of its business plan.

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December 4, 2009

6.

We note your disclosure on page five that if you do not consummate a business combination prior to November 10, 2010, the plan shares will be canceled, the pre-merger or acquisition injunction provisions of the confirmation order, as they pertain to you, shall be deemed dissolved and no discharge will be granted, all without further order of the bankruptcy court. We assume you are referring to the “Confirmation of the Plan Date,” as defined in Appendix I to the First Amended, Modified Chapter 11 Plan Proposed by the Debtors, dated August 1, 2007. However, if in the definition the “Effective Date” was August 10, 2007, per the Notice of Entry of Confirmation Order, then it would appear that the Confirmation of the Plan Date for SMSA Crane Acquisition Corp. is February 10, 2010, which is 30 months after August 10, 2007. In this regard, for SMSA Gainesville Acquisition Corp., it would appear that the Consummation of the Plan Date is, in fact, November 10, 2009. Please advise or revise.

Response:

The Staff is advised that capitalized terms herein shall have the meaning designated in Appendix 1 – Schedule of Defined Terms of the Plan (Exhibit 2.1). The Staff is further advised that the Confirmation Order (Exhibit 2.2) consists of two parts, the Finding of Facts and Conclusions of Law (Part I) and Bankruptcy Court Orders (Part II).

The Effective Date of the Plan occurred on August 10, 2007. The computation of August 10, 2010 as the date by which SMSA Gainesville had to complete a reverse merger transaction was determined in accordance with the provisions of the definition of Consummation of the Plan Date. There are two separate schedules within the definition, each of which have specific triggering events. As the Purchaser (which was not HFG) did not acquire the New Equity Interests, as discussed in the following paragraph, all Debtors (excluding Serenity) became Target Debtors which in turn triggered the applicability of the second schedule. In accordance with the provisions of the second schedule, the Consummation of the Plan Date for SMSA Gainesville was established as not later than 36 months after the Effective Date, or August 10, 2010.

The Plan provided for post confirmation financing by the Post Confirmation Credit Facility. See Article V, Section 5.5 “Post Confirmation Financing” of the Plan. The Purchaser (as specifically identified in Part I, Section 22 - “Auction of the Confirmation Order”) elected to purchase the Acquired Assets in lieu of the New Equity Interests. Also see Part II, Section 15 “Approval of Sale of Acquired Assets” of the Confirmation Order. Thus, as noted in the Reorganization Debtors definition (Appendix I of the Plan) as a result of the election of the Purchaser to acquire substantially all of the assets of the SMSA II Debtors instead of the Net Equity Interests, the SMSA II Debtors (as Target Debtors) became Post Confirmation Debtors upon the Effective Date and as such subject to the drop dead dates set forth in the second schedule in the Consummation of the Plan Date definition.

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December 4, 2009

Business Plan, page 5

7.

You state that you have no capital and must depend on Halter Financial Group, Inc. to provide you with the necessary funds to implement your business plan. Here, or in another appropriate location in your document, please state whether HFG will be using its own funds or borrowing the necessary funds to execute your business plan, including both investigating business combination opportunities and consummating a possible combination.

Response:

We have made the requested disclosure in the second paragraph on page 6 under the sub section, Business Plan, of the Amended Form 10.

8.

We note your disclosure that you do not expect “direct discussions” regarding a possible business combination to occur until after the effective date of this registration statement. Please clarify whether you, or anyone on your behalf, have contacted any third parties or had any substantive discussion, formal or otherwise, with respect to this type of a transaction. Also, please disclose whether you, or anyone on your behalf, have identified or located any suitable acquisition candidate, conducted any research or taken any measures, directly or indirectly, to locate or contact a target business.

Response:

We have made the requested disclosure and clarification in the second paragraph on page 7 of the Amended Form 10.

9.

In the last paragraph on page five, you state that you do not “foresee” that you will enter into a merger or acquisition transaction with any business with which Halter Financial Group, Inc., Halter Financial Investments GP, LLC or Timothy P. Halter is affiliated currently. Please clarify whether there are any restrictions on your ability to engage in a transaction with a business with which Halter Financial Group, Inc., Halter Financial Investments GP, LLC or Mr. Halter is affiliated.

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December 4, 2009

Response:

We have made the requested disclosure and clarification in the seventh paragraph on page 7 of the Amended Form 10.

Investigation and Selection of Business Opportunities, page 6

10.

In the first paragraph of this subsection, you state that certain types of business acquisition transactions may be completed without requiring you to first submit the transaction to your stockholders for their approval. Please disclose the transactions that may be completed without a shareholder vote and the transactions that would require shareholder approval.

Responses:

We have made the requested disclosure in the first paragraph on page 8 of the Amended Form 10.

11.

We note that the list of criteria you have included is very general and does not appear to provide much insight to your readers. Considering your business plan consists solely of attempting to combine with an operating company, the disclosure you provide should encompass your plans in detail. For example, although you have no plan, understanding, agreement or commitment with any individual to act as a finder of business opportunities for you, you state that you may engage professional advisors, including attorneys, accountants, securities broker-dealers, venture capitalists, members of the financial community and others to investigate a combination candidate and to consummate a business combination. If you were to engage a professional advisor, it would appear that you would have to provide the advisor with a list of criteria to use to narrow any search. In this event, any criteria you would provide such an advisor is the same type of disclosure that would appear important. Please revise accordingly or advise.

Response:

The only criteria that is required under the Plan regarding a target reverse merger candidate is that it should be a viable business. Neither HFG nor Mr. Halter have set or pre-determined any criteria in the search for a viable business entity to merge with SMSA Gainesville. In the fourth paragraph on page 8 of the Amended Form 10 we have disclosed that “Although we have not set or determined any criteria for the target business other than that is an existing operating business, in analyzing potential merger candidates, we will consider, among other things, the following factors:. . .”

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December 4, 2009

We believe that the disclosure in the Amended Form 10 on pages 7 to 9 under the subheading Investigation and Selection of Business Opportunities adequately discloses to the reader that HFG and Mr. Halter have no predetermined criteria for a target candidate and that the selection of such a candidate will be solely in the discretion of HFG and Mr. Halter. We believe there is sufficient cautionary language in the disclosure under the Business Plan and Investigation and Selection of Business Opportunities subsections to advise the reader that there is no assurance regarding the size of the target, industry of the target or whether or not the target business is profitable. For example, as noted in the third paragraph on page 7 of the Amended Form 10:

“We do not propose to restrict our search for a candidate to any particular geographical area or industry, and therefore, we are unable to predict the nature of our future business operations. Our management’s discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions and other factors.”

12.

On the bottom on page six and the top of page seven, you state that you believe that various types of potential candidates might find a business combination with you attractive. However, in your subsection on page nine entitled, “Competition,” you state that you face competition to locate potential business combination opportunities from other entities with greater experience, resources and managerial capabilities than you and from other public companies with similar business purposes to you. Therefore, please revise your disclosure to indicate the reasons why you believe various types of potential candidates might find a business combination specifically with you attractive.

Response:

We have made the requested disclosure in the fifth paragraph on page 9 of the Amended Form 10 and under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 10 of the Amended Form 10.

Risk Factors Relating to Our Business Plan, page 7

13.	As your first risk factor, please discuss the fact that you have received a going concern opinion from your auditor, what a going concern opinion means and the risks that result.

Response:

See our response to Comment 14. We have added additional disclosure regarding this comment in the sixth paragraph on page 11 of the Amended Form 10.

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December 4, 2009

14.

The subheadings of certain of your risk factors are too vague and generic to describe adequately the risk that follows and appear to simply state a fact about you or your operations. Please revise your subheadings generally so that they clearly and concisely convey the actual risk you are describing in the accompanying text by discussing the impact of the risk to you. As examples only, and not an exhaustive list of the subheadings you should revise, we note the following subheadings:

•

“We will be unable to successfully implement our business plan if HFG does not, or is unable, to provide us with adequate capital to conduct our operations and pay the expenses necessary to consummate a business combination.”

•	“We have no agreement for a business combination and we do not have any minimum requirements for a business combination.”

•	“We may engage in a business combination that may have tax consequences to us and our stockholders.”

Response:

We have omitted the disclosure under the Item 1A Risk Factors subsection of the Amended Form 10. We have noted in the Information Required in Registration Statement requirements as set forth in Form 10 that under Item 1A Risk Factors smaller reporting companies are not required to provide the information required by this item. However, we have reviewed the prior disclosure in the initial SMSA Gainesville Registration on Form 10 under the subsection Risk Factors Relating to Our Business Plan, page 7. We have determined that some of the disclosure under this subsection was factual relating to HFG and Mr. Halter and the proposed business plan of SMSA Gainesville and was redundant with disclosure in other sections of the Amended Form 10. As we have deemed appropriate we have added additional disclosure to the subsections Business Plan on pages 6 and 7 and Investigation and Selection of Business Opportunities on pages 7 to 10 and in Item 2. Management’s discussion and Analysis of Financial Condition and Results of Operation, on pages 10 and 11, which includes language previously disclosed in the initial SMSA Gainesville Form 10 under the subsection Risk Factors Relating to Our Business Plan, and which we have deemed relevant for disclosure in the Amended Form 10.

We will be unable to successfully implement our business plan if HFG does…, page 7

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December 4, 2009

15.

In this risk factor, you state that if you are unable to complete a merger or acquisition, the Plan Shares held by our stockholders will be cancelled and voided and the discharge an injunction provisions or the confirmation order, as they pertain to you, shall be deemed dissolved. Here, or in another appropriate location in your document, please explain the consequences to your stockholders if the Plan Shares are cancelled and voided and the discharge and injunction provisions or the confirmation order are dissolved.

Response:

See our Response to Comment 14. Also see disclosure in the fifth paragraph on page 5 in the Amended Form 10 and in the sixth paragraph on page 11 in the Amended Form 10 relating to this comment.

Conflicts of interest may arise between us and our stockholders, and HFG and…page 8

16.

It appears that you discuss multiple risks in this risk factor, including the risks that Timothy P. Halter is not required to commit his full time to your affairs, Mr. Halter, Halter Financial Group, Inc. and Halter Financial Investments, GP, LLC are affiliated with other similar shell companies, your stockholders may not be afforded the opportunity to approve or consent to a particular transaction and that any advisors may not fully consider your best interests in rendering you advice and services. Please consider whether any of these risks are material enough to be included in their own, separate risk factor and, if so, please revise your document accordingly.

Response:

See our response to Comment 14. Also see disclosure in the sixth and seventh paragraphs on page 9 and first paragraph on page 10 in the Amended form 10 relating to this Comment.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 10

Plan of Operation, page 10

17.

In the first paragraph of this subsection, you state that you believe that you possess a stockholder base that will make you an attractive merger or acquisition candidate to an operating, privately-held company seeking to become a public company. Please disclose the basis of this belief.

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December 4, 2009

Response:

We have made the requested disclosure in the fifth paragraph on page 9 and in the second and third paragraphs under Item 2 - Management’s Discussion and Analysis of Financial Conditions and Results of Operations on page 10 of the Amended Form 10.

18.

It appears that paragraphs three and four in this subsection discuss two material risks to you that were not disclosed in your risk factors section. Please provide risk-factor disclosure regarding these risks or tell us why it is not appropriate for you to do so.

Response:

See our response to Comment 14.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

19.	Please disclose the natural person, natural persons or registered public company that exercise the sole or shared voting or dispositive powers with respect to the shares held by Pharmerica, Inc.

Response:

We are unable to determine the natural person, natural persons or registered public company, if any, that may have sole or shared voting or dispositive powers with respect to the shares held by Pharmerica, Inc. The shares were issued to Pharmerica, Inc. in exchange for Pharmerica’s claims against us in accordance with the terms of the Plan. Pharmerica is the record holder of the shares. We have no knowledge of any other beneficial owner of the shares, as determined in accordance with the provisions of Rule 13d-3 under the Exchange Act.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 12

20.

We note your tabular disclosure identifying the companies with which Timothy P. Halter has been affiliated that operated as a blank check company at some point in their history and whose securities are registered under the Exchange Act. Please also identify companies, if any, whose securities are no longer registered under the Exchange Act, or which filed for bankruptcy subsequent to Mr. Halter’s involvement.

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December 4, 2009

Response:

We included the tabular disclosure identifying the companies with which Timothy P. Halter has been affiliated that operated as a blank check company at some point in their history for the purpose of advising the reader of Mr. Halter’s historical experience in seeking and consummating business combinations between a shell and an operating entity. Further we deemed it appropriate, to the extent we could determine, to advise the reader of whether the company became a reporting company and the business operations immediately after the change of control.

Except for BTHC XIV, Inc., BTHC XV, Inc. and Marketing Acquisition Corp., neither Mr. Halter nor HFG are currently affiliated with any of the companies other than in some cases as a minority shareholder. We do not believe the disclosure of the current activities of the entities is meaningful disclosure to the reader nor do we believe it has any relationship to SMSA Gainesville’s business plan. We have reservations about making disclosure in the Amended Form 10 regarding the current business operations of over 20 entities of which we are not affiliates and are not privy to current information about their operations.

Without a comprehensive review and due diligence investigation of each of the entities, including current periodic reports under the Exchange Act, we would be unable with any degree of certainty to determine the current or proposed business operations of the entities, whether the entity has been reorganized as a result of a recent bankruptcy, whether the entity has disclosed that because of its financial condition bankruptcy is a possibility, or whether the entity is currently in bankruptcy.

We do not think the Staff’s requested disclosure would impart any necessary information to the reader regarding our business plan, HFG or Mr. Halter nor would we be able to verify with a degree of certainty the accuracy of such information.

To clarify to the reader that we are not giving any assurance regarding the current SEC reporting status of the entities in the tabular disclosure, we have added cautionary language under Item 5 Directors, Executive Officers, Promoters and Control Persons, in the fourth and fifth paragraphs on page 13 and in the second paragraph on page 14 in the Amended Form 10.

Additionally to clarify the disclosure under the After Change of Control column of the tabular disclosure, we have changed the heading to “Status Immediately After the Change of Control” and we have changed the descriptions of the business of the entities after the change of control from the present tense to past tense to emphasize the business of the entities was at a specific point in time, immediately after the change of control.

Financial Statements, page F-1

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December 4, 2009

Statement of Operations and Comprehensive Loss, page F-4

21.	Please revise to separately present earnings per share from discontinued operations. Refer to paragraphs 37 and 38 of SFAS no. 128.

Response:

We have made the requested clarification in Statement of Operations and Comprehensive Loss.

Statements of Cash Flows, page F-6

22.	Please re-label the period from January 1, 2007 through July 31, 2007 as “Predecessor Company.” Please also revise your tables within Note G, as appropriate.

Response:

We have made the requested clarification in Statement of Cash Flows and revised Note G accordingly.

Notes to Financial Statements, page F-7

Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

23.

We note your disclosure that you will remain subject to the jurisdiction of the bankruptcy court until you consummate a business combination. Please note that paragraph 55 of sop 90-7, which indicates that the adoption of fresh start accounting should be delayed until all material conditions of the plan are resolved. Given the material contingency in your plan, please explain to us how you concluded it was appropriate to apply fresh start accounting.

Response:

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December 4, 2009

We have again reviewed and analyzed AICPA Statement of Position 90-7 and in particular, paragraph 551, and the Plan and Confirmation Order in regards to our initial conclusion that it is appropriate for SMSA Gainesville to adopt fresh start financial reporting as of August 1, 2007, the confirmation date of the Plan. In addition to our review and analysis, we consulted with bankruptcy counsel for the SMS Companies regarding matters relating to the Plan and Confirmation Order. He has concurred with our analysis of various provisions of the Confirmation Order and Plan as they relate to SMSA Gainesville as noted below.

Based on our analysis as set forth below, we continue to believe that our initial conclusion to adopt fresh start financial reporting in accordance with SOP 90-7 for SMSA Gainesville as of August 1, 2007 is correct.

The Plan was confirmed when the Confirmation Order was entered on August 1, 2007. The Confirmation Order became final and non appealable on the 10th day after entry of the Confirmation Order. No appeal was filed.

We believe there is no material unsatisfied condition precedent to the Plan becoming binding on all parties in interest. The Confirmation Order is a final and non appealable order of a federal court and binds all parties in interest. Section 1141(a) of the Bankruptcy Code provides the confirmation order and terms of the plan, unless they state otherwise, and provided that Section 1141(d)(3) does not knock out the discharge (as to that aspect only), are binding upon all parties. Section 9 of the Confirmation Order, page 25, states:

“Binding Effect. As of the Effective Date, the provisions of the Modified Plan and this Confirmation Order shall be binding on, and enforceable by and against, the Debtors, the Plan Agent, the Purchaser, the Creditors Committee, the Executive Committee, the Post Confirmation Credit Facility Lender, the DIP Lender, the Omega Lessor, and all Creditors and Interest holders, including their successors and assigns, whether or not they voted to accept the Modified Plan.”

On the Effective Date the Plan and Confirmation Order became static. Since the Plan has been substantially consummated2, the Plan can not be modified per Bankruptcy Code § 1127. The fact that if an act is not performed (merger occurs timely) causes stock issued by SMSA Gainesville to be void and causes pre confirmation creditors’ claims to not be discharged or subject to injunction does not affect the ability of the Plan and the Confirmation Order to bind creditors and applicable parties in interest.

[1] Par. 55. The effects of a plan should be included in the entity’s financial statements as of the date of the plan is confirmed. However, inclusion should be delayed to a date not later than the effective date if there is a material unsatisfied condition precedent to the plan’s becoming binding on all the parties in interest or if there is a stay pending appeal. That might occur, for example, if obtaining financing for the plan or for the transfer of material assets to the debtor by a third party is a condition to the plan’s becoming effective.
[2] Section 51, page 49 of the Confirmation Order states:
“Substantial Consummation. The Modified Plan shall be deemed to be substantially consummated on the Effective Date. The findings of fact and conclusions of law contained herein shall not be binding on any party until the Effective Date. In the event the Effective Date does not occur, the Confirmation Order shall be considered null and void.”

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December 4, 2009

We do not believe that it is it necessary for SMSA Gainesville to consummate a business combination before the confirmation order is effective and binding on such SMSA company.

The Confirmation Order and the Plan are effective against any SMSA company once the Effective Date occurs (August 10, 2007) irrespective of whether there is a merger or not. The Plan and Confirmation Order govern what happens relative to pre-confirmation claimants or parties in interest. The consummation of a business combination only affects the nature of the SMSA company’s relationship to its pre-confirmation creditors. If the business combination occurs, they remain shareholders. If there is no business combination, the stock issuance is void, the creditors rights against the SMSA entity for their pre-confirmation claims are not discharged and the discharge granted the SMSA entity is dissolved, all without further order of the court.

As noted by the Staff, on Page 5 of the SMSA Gainesville initial registration statement on Form 10 and in Note B to the notes to our financial statements and at other places in the registration statement, we state “we will remain subject to the jurisdiction of the bankruptcy court until we consummate a merger or acquisition.” We have determined that this is a misstatement. We have deleted this sentence in the Amended Form 10.

The SMSA bankruptcy (Case No. 07-30230) is closed and a final decree has been entered. Although the bankruptcy court retains exclusive jurisdiction over the SMSA companies Chapter 11 cases pursuant to and for the purposes set forth in sections 105(a) and 1127 of the Bankruptcy Code, Article 13.1 of the Modified Plan and for such other purposes as may be necessary or useful to aid in the confirmation and consummation of the Plan and its implementation3, the bankruptcy court currently has no continuing jurisdiction over the SMS Companies, including SMSA Gainesville, other than the acceptance by the court of a certificate of completion of the reverse merger or acquisition which is to be filed with the court per the procedures provided in §28(c) on page 36 of the Confirmation Order.4

[3]See Section 41, Retention of Jurisdiction, page 45 of the Confirmation Order.
[4]28(c) If a Target Debtor, in meeting its requirement to file a certificate of completion of a reverse merger or acquisition with in the time frames required by its Consummation of the Plan Date, as set forth in the Modified Plan, files such certificate after a final decree is entered and this case is closed, then such filing of the required certificate shall be deemed to be allowed reopening of this case, pursuant to § 350(b) and Bankruptcy Rule 5010 that is related to that Target Debtor’s discharge and as such no fee will be required for filing the certificate of completion of a reverse merger or acquisition under 28 U.S.C. 1930(b).

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December 4, 2009

In order to exercise jurisdiction after the closing of a case, the case may be re-opened in the court in which such case was closed to administer assets, to accord relief to the debtor or for other cause5. There have been no motions filed under §350 of the Bankruptcy Code to reopen the SMS companies Chapter 11 cases, except for filings of completion certificates of reverse mergers by certain SMS Companies. Filing a certificate of compliance with the court is allowed without fee, ostensibly re-opening the case merely for the purpose of accepting the compliance certificate, but such filing does not re-activate the case as a whole.

We have added the following sentence in the sixth paragraph on Page 5 in the Amended Form 10 and in Note B to the notes to financial statements to clarify that the bankruptcy court has no continuing jurisdiction over SMSA Gainesville:

     “There is no continuing jurisdiction being exercised by the bankruptcy court over us, or any of the SMS Companies, other than the acceptance of a certificate of compliance filed by us upon the timely completion of a merger or acquisition.”

SMSA Gainesville Acquisition Corp.

24.	Please revise your disclosure for SMSA Gainesville Acquisition Corp., as appropriate, to reflect the comments set forth above.

Response:

See our response to Comment 1.

Notes to Financial Statements, page F-7

Note G-Income Taxes, page F-15

25.	Please re-label the period from January 1, 2007 through July 31, 2007 as “Predecessor Company.”

Reponse:

We have made the requested clarification in Note G to the Notes to Financial Statements.

SMSA Gainesville acknowledges that:

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December 4, 2009

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner, at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer